[LETTERHEAD OF PENN NATIONAL GAMING, INC.]

October 10, 2007

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.  20549

Attention:	Daniel Morris
Attorney Advisor

Re:	Penn National Gaming, Inc. (the “Company”)
Definitive 14A
Filed April 30, 2007
File No. 000-24206

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter dated August 21, 2007 regarding the Company’s Definitive Schedule 14A filed on April 30, 2007 (the “2007 Proxy Statement”).  For your convenience, each Staff comment has been reproduced, followed by the Company’s response.

Compensation Committee, page 3

1.                                       Please provide a more detailed discussion of the compensation committee’s scope of authority.  For instance, you note that the committee “coordinate[s] the Board’s role in establishing performance criteria.”  The meaning of this disclosure is unclear.  Please expand your disclosure to discuss the differing responsibilities of the compensation committee and the board of directors.  Refer to Item 407(e)(3)(i)(A) of Regulation S-K.

RESPONSE:  In our future filings with the Securities and Exchange Commission (the “Commission”) requiring disclosure pursuant to Item 407(e), we intend to include a detailed discussion of the compensation committee’s scope of authority.  We anticipate that this discussion will describe the matters over which the compensation committee has been given decision-making authority (as delegated by the full Board and as further described in the compensation committee charter), such as setting the Chief Executive Officer’s and other executive officers’ salary, bonus, incentive awards (including recommending to the Board any performance-based annual incentive plan and establishing related performance measures), stock options and other benefits, as well as the matters which the compensation committee reviews and makes recommendations on to the full Board, such as non-employee director compensation and establishment of new equity compensation plans.  In addition, future disclosure will make clear that, in coordinating the Board’s role in establishing performance criteria for the Company’s executive officers, the compensation committee is responsible for setting the compensation for the Company’s executive officers and, in carrying out that

United States Securities and Exchange Commission
Daniel Morris
October 10, 2007

responsibility, has the authority to make determinations, with management’s input, regarding the criteria it will use in setting such compensation.

2.                                       Please expand your discussion of the functions performed by Strategic Apex Group, your compensation consultant, to more fully address the nature and scope of the consultant’s assignment, including its role in determining and recommending compensation, and any other material elements of the consultant’s performance of its duties under the engagement.  Refer to Item 407(e)(3)(iii) of Regulation S-K.

RESPONSE:  In our future filings with the Commission requiring disclosure pursuant to Item 407(e), we intend to include a detailed discussion of the nature and scope of duties of Strategic Apex Group and any compensation consultants utilized in setting executive and director compensation.   In the case of Strategic Apex Group, this discussion is expected to include, for example, that Strategic Apex attends the majority of the compensation committee meetings and provides assistance and advice regarding executive and director compensation to the compensation committee, which includes accumulating and summarizing market data at the request of the compensation committee regarding compensation of the Company’s executives in comparison to its competitors.  Strategic Apex Group also gathers data and provides advice regarding the Company’s performance relative to the appropriate peer group of competitor companies, the structure of annual and long-term incentive compensation, the appropriateness of financial and other performance measures and the design of equity incentive plans.

Nominating Committee, page 4

3.                                       It appears you have provided a summary of the procedural requirements, such as timing of notices, related to the submission of shareholder nominations.  Please also provide a summary of the substantive (informational) requirements, as set forth by the bylaws, for director recommendations submitted by shareholders.  Refer to Item 407(c)(2)(ii) of Regulation S-K.

RESPONSE:  In our future filings with the Commission requiring disclosure pursuant to Item 407(c), we intend to include a summary of the substantive requirements, as set forth in our bylaws, for director recommendations submitted by shareholders.

Compensation of Directors, page 5

4.                                       For each director, please disclose by footnote to the option awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R.  See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

RESPONSE:  During 2006, each non-employee director of the Company received options to purchase 30,000 shares of Company common stock.  As required by the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K and clarified by Question

United States Securities and Exchange Commission
Daniel Morris
October 10, 2007

12.03 of the Compliance and Disclosure Interpretations regarding Item 402 of Regulation S-K, footnote 1 to the Director Compensation Table of the Proxy Statement indicates that the grant date fair value of options granted to each director was $439,515.  The Company intends to continue to include the relevant disclosure in future filings with the Commission requiring disclosure pursuant to Regulation S-K Item 402(k)(2)(iii).

Compensation Program Design, page 25

5.                                       We note that you have identified the companies comprising the peer group that you have relied upon for benchmarking purposes.  If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters, which should include an explanation of the reasons actual compensation fell outside of a targeted percentile range, as you have done for the base salary component of your compensation program.

RESPONSE:  We have not and do not intend to use different benchmarking groups for different elements of compensation.  However, in the future, if different elements of compensation for our named executive officers are benchmarked against different groups, we will identify each peer group and where we targeted the compensation element against the peer group, along with an explanation of why each target was chosen.  We intend to provide such identification and explanation in our future filings with the Commission requiring the inclusion of Compensation Discussion and Analysis.  In addition, to the extent actual payments are outside of the targeted range, we intend to provide an explanation of the reasons for the variation.

6.                                       The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers.  Refer you [sic] to Section II.B.I of Commission Release No. 33-8732A.  Please provide a detailed analysis of how and why the compensation of Mr. Carlino differs from that of the other named executive officers.  If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

RESPONSE:  In our future filings with the Commission requiring the inclusion of Compensation Discussion and Analysis, to the extent our Chief Executive Officer’s compensation materially differs from that of the other named executive officers, we intend to identify the material differences and provide an explanation of the reasoning behind such material differences.  In addition, to the extent there are material differences in the compensation policies or decisions regarding the other named executive officers, we intend to provide similar disclosure regarding such material differences.

United States Securities and Exchange Commission
Daniel Morris
October 10, 2007

Elements of the Compensation Program, page 26

7.                                       Please expand your analysis of the elements and levels of compensation paid to the named executive officers.  Throughout your Compensation Discussion and Analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006.  For example, you state that base salaries are targeted at the 50th percentile and then adjusted based upon several factors.  For each named executive officer, please specifically explain how the amount of their current base salary, including the 2006 salary increases, was determined.  As another example, your discussion of your annual incentive program does not explain why the target annual incentive percentages for the chief executive officer and other named executive officers differ.  Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.  Refer to Item 402(b)(l)(v) of Regulation S-K.

RESPONSE:  In our future filings with the Commission requiring the inclusion of Compensation Discussion and Analysis, we intend to provide an expanded discussion of the elements and levels of compensation paid to named executive officers, which is expected to include an analysis of how amounts were arrived at and why particular levels and forms of compensation were paid for the relevant year.  As indicated in our responses above, we intend to discuss, with specificity, the reasoning behind particular benchmark targets chosen and the actual amounts paid as well as the reasoning behind material differences, if any, in compensation policies or decisions regarding named executive officers.  We intend to include in our future disclosures a discussion of the specific factors considered by the compensation committee in setting the elements of the named executive officers’ compensation and the reasons why the compensation committee believes amounts paid to the named executive officers are appropriate.

Annual Incentive, page 27

8.                                       We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their 2006 incentive compensation.  Please disclose these targets and explain how your incentive awards are specifically structured around such targets.  Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v).  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named

United States Securities and Exchange Commission
Daniel Morris
October 10, 2007

executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

RESPONSE:  The annual cash incentive compensation awards for the named executive officers for 2006 were based upon both Company and individual performance.  Based on the rapid growth of the Company (fueled in large part by significant acquisitions), specific year-end performance targets were neither approved by the compensation committee nor formally communicated to the participants at the outset of the 2006 fiscal year.  The compensation committee did discuss a range of potential annual incentive award amounts (50% to 100% of base salary) in advance of the 2006 fiscal year.  The actual incentive awards were determined at the discretion of the compensation committee subsequent to the end of 2006, after extensive discussion by the committee and based on a review and assessment of the Company’s EBITDA results and the individual contributions of each executive officer by the Chief Executive Officer.  Although the fact that the Company’s 2006 EBITDA exceeded the Company’s EBITDA guidance was a significant reason for the committee’s decision to grant the bonus awards, there was no pre-established 2006 performance target required to be achieved for the bonuses to be awarded.

For 2007, the committee has implemented a formal incentive compensation plan, which directly links incentive awards to the Company’s achievement of certain pre-established EBITDA and free cash flow targets.  The new plan was approved by shareholders at the 2007 annual meeting and is designed to be compliant with Section 162(m) of the Internal Revenue Code of 1986.  Because of the shift from discretionary bonuses in previous years, the Company’s Compensation Discussion and Analysis in the 2007 Proxy Statement discusses the plan for 2007 and discloses the quantitative targets for 2007 performance.  In addition, for future filings with the Commission requiring the inclusion of Compensation Discussion and Analysis, to the extent applicable, we intend to continue to include the quantitative performance targets unless disclosure of such targets will cause the Company competitive harm.

9.                                       Your disclosure suggests that different elements of compensation (such as base salary and incentive compensation) are significantly impacted by individual performance.  Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers.  For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions.  In addition, please expand your discussion and analysis of the factors the committee considered in

United States Securities and Exchange Commission
Daniel Morris
October 10, 2007

establishing personal objectives for Mr. Carlino.  See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:  In our future filings with the Commission requiring the inclusion of Compensation Discussion and Analysis, to the extent applicable, we intend to include greater detail and analysis regarding how individual performance and individual contributions impacted compensation decisions regarding named executive officers.

10.                                 It is unclear how the EBITDA plan measure (or “EBITDA budget”) and free cash flow are calculated for purposes of the annual incentive plan’s internal and external measure, respectively.  Please discuss and analyze why the target EBITDA goals were set between $618 - $648 million.  Please be reminded that appropriate contextual detail should be provided to give investors a meaningful understanding of the nature of potential incentive payments and the degree to which determination of performance objectives was predicated upon a likelihood that a portion of the incentive payments would be awarded. In this regard, you disclose on page 27 that the threshold and maximum amounts were determined based upon a historical review of the predictability of Penn’s target EBITDA.  Please disclose Penn’s historical EBITDA that served as the basis for the 2007 EBITDA performance objective and, to the extent the threshold EBITDA target is similar to your historical EBITDA achievement, provide disclosure addressing how the determination of these performance objectives incentivize your named executives.

RESPONSE:  EBITDA is earnings before interest, taxes, charges for stock compensation, depreciation and amortization, and gain or loss on disposal of assets, and inclusive of earnings from our joint venture.  Free Cash Flow is EBITDA less interest, taxes, and maintenance capital expenditures.  Because our competitors do not publicly disclose the breakdown between project and maintenance capital expenditures (a key component of Free Cash Flow), in comparing our Free Cash Flow performance to that of our competitors, the Company defines maintenance capital expenditures as 50% of the total depreciation reported by each of our competitors.

Our 2006 EBITDA was $629.2 million.  Our 2007 EBITDA budget was set in a process where we used 2006 estimated EBITDA as a starting point and then (i) adjusted upward for anticipated performance improvements at our existing properties (to the extent that competitive forces and penetration rates reasonably permit) and the expected benefits from a pending acquisition of a new property in New Mexico and (ii) adjusted downward to account for higher liability insurance costs, an incremental tax increase in Illinois, the decrease in Hurricane Katrina-related business at our Gulf properties not impacted by the hurricane and pre-opening expenses for a new property in Pennsylvania.

The target EBITDA goals were set between $618 million and $648 million based upon the Company’s 2007 EBITDA budget ($633 million) and a 2% increase or decrease from that budgeted amount.  The compensation committee based the 2007 threshold, target and maximum with reference to record EBITDA achieved in 2006 and the significant

United States Securities and Exchange Commission
Daniel Morris
October 10, 2007

challenges from certain events expected to occur in 2007 (e.g., significant increases in insurance costs and gaming taxes increases) which could negatively effect financial performance, even after giving effect to expected increases in market penetration and growth.

We believe that ensuring our executives are incentivized to meet or exceed forecasted EBITDA is critical to the Company’s continued growth in a manner that rewards shareholders and which enables the Company to retain its credibility in the capital markets, which in turn is critical to fund capital intensive future growth opportunities at the lowest possible interest rates.  We believe that our bonus plan, which incorporates EBITDA results with an annual cash incentive and free cash flow growth rates, aligns the executives’ interests with the interests of our shareholders.  Stated another way, we believe that if the Company grows free cash flow per share, which requires our management team to factor in the cost of capital, cost of acquisitions, operating results, legislative risk, cost of maintaining our assets, and taxes, then the shareholders will be satisfied with the fundamental direction of the Company and our executives will be appropriately rewarded.

In our future filings with the Commission requiring the inclusion of Compensation Discussion and Analysis regarding our 2007 compensation, we intend to incorporate the above analysis regarding the financial measures in our discussion of the Annual Incentive Plan for 2007.

Employment Agreements, page 29

11.                                 Where appropriate, please include an expanded discussion of the processes and procedures by which the company determined the size and features of the termination and severance packages of your named executive officers.  In addition, please discuss in your Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

RESPONSE:  In our future filings with the Commission requiring the inclusion of Compensation Discussion and Analysis, we intend to provide an expanded discussion of the processes and procedures utilized in determining the size and features of the termination and severance packages of the named executive officers along with an explanation of reasoning as to why such packages are considered appropriate, including how such arrangements fit into our compensation philosophy and objectives.  We intend to include in such expanded disclosure a discussion of competitive factors and industry practices considered and a comparison of termination and severance packages for the named executive officers to ensure conformity and consistency with the Company’s compensation policies.  In addition, we intend to discuss the impact, if any, of the termination and severance packages on decisions regarding other elements of compensation.

United States Securities and Exchange Commission
Daniel Morris
October 10, 2007

Timing of Option Grants, page 29

12.                                 Please disclose whether equity may be granted when the board or committee is in possession of material non-public information.  Refer to Section II.A of Commission Release 33-8732A.

RESPONSE:  The Company’s Compensation Discussion and Analysis in the 2007 Proxy Statement includes a discussion of the Company’s recently adopted stock option grant procedures, which provides for grants on the first trading day of each calendar year and, for awards to executive officers (at the discretion of the compensation committee) in connection with the commencement of employment, promotions and renewal of employment contracts on the date employment commences, the promotion is effective or the contract is renewed.  The procedures are designed to make the timing of option grants predictable and prevent grant timing abuses and, therefore, option awards can be granted in accordance with the procedures regardless of whether or not the Board of Directors or compensation committee is in possession of material non-public information.  The Company will describe this process in future filings with the Commission requiring the inclusion of Compensation Discussion and Analysis.

Option Exercises Stock Vested, page 35

13.                                 We note that Mr. Carlino realized $8,575,561 upon the vesting of stock awards in 2006.  In the Compensation Discussion and Analysis, please describe the impact of this vesting on the committee’s decisions regarding Mr. Carlino’s compensation.  Specifically, please provide disclosure addressing the impact these realized amounts had or will have on compensation policies or specific awards relating to Mr. Carlino, including how these types of gains will be considered in setting future retirement benefits.

RESPONSE:  In our future filings with the Commission requiring the inclusion of Compensation Discussion and Analysis, we intend to include a discussion of the impact, if any, of the amounts realized or realizable upon the exercise of Mr. Carlino’s vested equity awards on the compensation committee’s compensation policies regarding, and awards to, Mr. Carlino, including how gains related to equity-based awards effect the setting of future retirement benefits.  Stock awards are designed to align executive’s interests with that of our shareholders and reward increases in shareholder value.  As a result, historically, our compensation committee has not adjusted other elements of compensation based on the gains (or the lack thereof) related to equity-based awards.  To the extent material, we intend to provide similar disclosure regarding the other named executive officers.

United States Securities and Exchange Commission
Daniel Morris
October 10, 2007

Potential Payments Upon Termination or Change in Control, page 39

14.                                 Please consider adding a column or row to aggregate the amount of benefits a named executive officer would receive upon the occurrence of each of the events disclosed.

RESPONSE:  In our future filings with the Commission requiring disclosure pursuant to Item 402(j), we intend to add a column or row totaling the amount of benefits a named executive officer would receive upon each of the events disclosed.

15.                                 The descriptions of the employment agreements starting on page 40 are dense and appear to rely heavily on the use of legalistic and boilerplate descriptions of many of the terms of the agreements.  Please give appropriate consideration to concentrating this information into concise disclosure of the material concepts that underline these agreements and present your disclosure in a fashion that is readily understandable and that fits reasonably within your overall compensation discussion.  Refer to Section VI of Commission Release 33-8732.

RESPONSE:  In our future filings with the Commission requiring disclosure pursuant to Item 402(j), we intend to provide a plain English explanation of the employment agreements with our named executive officers, with a focus on describing the material terms of the agreements in a less legalistic and more understandable manner.

Review and Approval of Transactions with Related Persons, page 44

16.                                 Please provide additional detail regarding the review and approval of related person transactions, including the specific dollar threshold for transactions subject to review, types of transactions covered and the review standards to be applied by the audit committee.  In addition, please revise to confirm that your definition of “related person” is consistent with the definition set forth in Instruction 1 to Rule 404(a) of Regulation S-K and include a statement as to whether or not your policies for review, approval, or ratification of related person transaction is in writing and, if not, how such policies are evidenced.  Refer to Item 404 of Regulation S-K.

RESPONSE:  In our future filings with the Commission requiring disclosure pursuant to Item 404 of Regulation S-K, we intend to provide additional detail regarding review and approval of related party transactions, including (i) that there is no dollar threshold for transactions subject to the audit committee’s review and pre-approval—all related party transactions are reviewed, (ii) that related party transactions are generally transactions, arrangements or relationships where the Company is a participant and in which an executive officer, a director or an owner of more than 5% of the Company’s common stock (or any immediate family member of the foregoing persons) has a direct or indirect material interest and (iii) the review standards applied by the audit committee.  The disclosure of the review standards will include that (i) a director will not participate in the review of transactions in which he or she or his or her immediate family member has an interest, (ii) the audit committee will only approve related party transactions that are in,

United States Securities and Exchange Commission
Daniel Morris
October 10, 2007

or not inconsistent with, the best interests of the Company and its shareholders based on a review of benefits to the Company of the transaction and (iii) the terms of the transaction and the terms available to unrelated third parties.  Finally, we intend to include in future disclosures a statement as to whether or not the policies are in writing.  Currently, the policy to review related party transactions is evidenced in the audit committee charter and the Company’s Code of Business Conduct and certain of the procedures followed in considering related party transactions are based on past practice and the advice of counsel.

In addition, the Company hereby acknowledges, through our Senior Vice President and Chief Financial Officer, that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in our 2007 Proxy Statement;

•                                          comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments in the 2007 Proxy Statement do not foreclose the Commission from taking any action with respect to the 2007 Proxy Statement; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Daniel Morris
October 10, 2007

Please direct any questions or comments to either me at (610) 378-8232, Jordan B. Savitch, Esq., Senior Vice President and General Counsel, at (610) 378-8235 or Justin P. Klein, Esq. (at (215) 864-8606) of Ballard Spahr Andrews & Ingersoll, LLP.

Sincerely,

/s/ William J. Clifford

William J. Clifford
Senior Vice President, Finance
and Chief Financial Officer

cc:	Jordan B. Savitch, Esq., Senior Vice President and General Counsel
Justin P. Klein, Esq.